UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901164	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 901164	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 901164	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,244,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,244,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,244,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 8 (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation (“GCIC”), Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited, and Constellation Brands, Inc. (“Constellation”) (collectively, the “Reporting Persons”), pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by the Reporting Persons and CBG Holdings LLC (“CBG”), (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment”) by CBG and Constellation, (iii) Amendment No. 3 filed on December 3, 2018 (the “Third Amendment”) by the Reporting Persons, (iv) Amendment No. 4 filed on July 3, 2019 (the “Fourth Amendment”) by the Reporting Persons and CBG; (v) Amendment No. 5 filed on May 4, 2020 (the “Fifth Amendment”) by the Reporting Persons; (vi) Amendment No. 6 filed on April 29, 2021 (the “Sixth Amendment”) by the Reporting Persons, CBG, Greenstar II LLC (“GII”), and Greenstar II Holdings LLC (“GIIH”); and (vii) Amendment No. 7 filed on July 1, 2022 (the “Seventh Amendment” and together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c) Current information concerning the identity and background of each executive officer and director of CBG, GII, GIIH, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Paragraphs (d)—(e) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(d) – (e) None of the Reporting Persons or, to the best knowledge of Greenstar LP, any of the Covered Persons has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby revised and supplemented with the following:

As described below in Item 4, Greenstar LP exchanged C$100 million principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2023 (the “Notes”) for Common Shares of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

As previously reported, Greenstar LP entered into an Exchange Agreement, dated June 29, 2022 (the “Exchange Agreement”), with Canopy, pursuant to which Greenstar LP agreed to exchange C$100 million principal amount of Notes for Common Shares of Canopy (other than in respect of accrued but unpaid interest which was paid in cash). Pursuant to the terms of the Exchange Agreement, the final number of Common Shares issued to Greenstar LP was calculated based on the volume-weighted average trading price of the Common Shares on the Nasdaq Global Select Market for a 10-day period beginning on and including June 30, 2022 (the “Exchange Price”), provided that the Exchange Price would not be less than $2.50 or more than $3.50. The Exchange Price was $2.6245, and therefore an aggregate of 29,245,456 Common Shares were issued to Greenstar LP on July 18, 2022, representing approximately 6.7% of the issued and outstanding Common Shares as of July 15, 2022 (as provided to the Reporting Persons by the Issuer).

Except as set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic and industry conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of the Schedule 13D is hereby revised and supplemented as follows:

(a) – (c) Greenstar LP has direct beneficial ownership of 66,999,258 Common Shares, representing approximately 14.0% of the issued and outstanding Common Shares of the Issuer as of July 15, 2022 (as provided to the Reporting Persons by the Issuer and adjusted as described below). GCIC is the general partner of Greenstar LP and is wholly-owned by Constellation Brands Canada Holdings ULC, which in turn is wholly-owned by Constellation Capital LLC, which in turn is wholly-owned by Constellation International Holdings Limited, which in turn is wholly-owned by Constellation.

Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons and other than as previously disclosed, the Covered Persons do not beneficially own any Common Shares as of July 15, 2022 other than Judy A. Schmeling, who holds 31,245 Common Shares which were acquired following the vesting of restricted stock units acquired as compensation for her position as a director of the Issuer, including 10,045 Common Shares from the vesting of restricted stock units which were acquired on June 30, 2022, and restricted stock units convertible into 30,134 Common Shares, which were acquired on June 8, 2022 as compensation for her position as a director of the Issuer and that vest in three equal installments on September 30, 2022, December 31, 2022, and March 31, 2023. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D.

Except as set forth herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares since the Seventh Amendment was filed on July 1, 2022.

The aggregate percentage of Common Shares reported owned by the Reporting Persons is based upon 438,836,750 Common Shares outstanding, which is the total number of Common Shares outstanding as of July 15, 2022, as provided to the Reporting Persons by the Issuer, plus (i) in the case of Constellation 139,745,453 Common Shares underlying the warrants held by CBG that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Exchange Act, and (ii) in the case of Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (A) 29,245,456 Common Shares that were issued on July 18, 2022 to Greenstar LP, and (B) 11,896,536 Common Shares that were issued on July 18, 2022 to other holders of Notes that also entered into exchange agreements with the Issuer to exchange their Notes for Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons dated July 19, 2022.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2022	CBG Holdings LLC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar II LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar II Holdings LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar Canada Investment Limited Partnership

	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar Canada Investment Corporation

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Brands Canada Holdings ULC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation International Holdings Limited

By:	/s/ Oksana S. Dominach
Name:	Oksana S. Dominach
Title:	Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name:	James O. Bourdeau
Title:	Executive Vice President, Chief Legal Officer and Secretary

Annex A

The following is a list, as of July 15, 2022, of the executive officers and directors of each of CBG Holdings LLC, Greenstar II LLC, Greenstar II Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Senior Vice President and Controller of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
James A. Sabia, Jr.	President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Garth Hankinson	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Executive Vice President	101 Mission Street, San Francisco, California 94105	US
Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. McCorry	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Sabia, Jr.	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
William A. Newlands	President and Chief Executive Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
Robert Sands	Executive Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Executive Vice Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
K. Kristann Carey	Executive Vice President and Chief Human Resources Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
James A. Sabia, Jr.	Executive Vice President and President, Beer Division	131 S. Dearborn Street, Chicago, Illinois 60603	US
Robert L. Hanson	Executive Vice President and President, Wine & Spirits Division	101 Mission Street, San Francisco, California 94105	US
Michael McGrew	Executive Vice President and Chief Communications, CSR and Diversity Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
Mallika Monteiro	Executive Vice President and Chief Growth, Strategy and Digital Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Christy Clark	Senior Advisor, Bennett Jones LLP	207 High Point Drive, Building 100, Victor, New York 14564	Canada
Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US
Nicholas I. Fink	Chief Executive Officer of Fortune Brands Home & Security, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeremy S. G. Fowden	Chairman of the Board of Primo Water Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom
Ernesto M. Hernandez	Former President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
Susan Somersille Johnson	Chief Marketing Officer of Prudential, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US
Daniel J. McCarthy	Former President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
Jose Manuel Madero Garza	Independent Business Consultant and Former Chief Executive Officer of Grupo Bepensa	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
William A. Newlands	President and Chief Executive Officer of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US
Richard Sands	Executive Vice Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert Sands	Executive Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US